UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

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SPECIALIZED DISCLOSURE REPORT

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Midatech Pharma PLC

(Exact name of registrant as specified in its charter)

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England and Wales	001-37652	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Oddfellows House 19 Newport Road Cardiff, United Kingdom	CF240AA
(Address of principal executive offices)	(Zip Code)

Stephen Stamp	Telephone +44 1235 888 300

(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

SECTION 1 - Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the United States Securities and Exchange Commission on April 7, 2017.

Overview:

This is the Conflict Minerals Disclosure of Midatech Pharma PLC (“Midatech”) for the reporting period from January 1, 2019 to December 31, 2019 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

In accordance with Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act (the “Act”) governing conflict minerals, registrants must determine whether any of the conflict minerals (defined by the Act as columbite-tantalite (colatan), cassiterite, gold, and wolframite (including their derivatives, tantalum, tin and tungsten, and the U.S. Secretary of State may designate other minerals in the future) (collectively, the “Conflict Minerals”) are necessary to the functionality or production of its manufactured products. If so, the registrant must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”), or are from recycled or scrap sources.

Midatech’s Business:

Midatech is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. Midatech has established procedures and processes for collecting, reviewing and evaluating the presence and use of Conflict Minerals within its products. As required by Rule 13p-1, Midatech conducted a review of its products, within the scope of the rule, to determine whether those products contain Conflict Minerals. One of Midatech’s primary platform technologies is its proprietary gold nanoparticle (“GNP”) technology, in which base GNPs are comprised of a core of gold metal atoms with an organic layer of carbohydrates (such as glucose, galactose or lactose) attached. As part of its review, Midatech has determined that gold, a Conflict Mineral, is necessary to the GNP products’ functionality and/or necessary to the products’ production. Midatech’s GNPs have historically been manufactured at its Bilbao, Spain manufacturing facility from gold salt supplied by a single outside supplier, which is a subsidiary of Merck KGaA.

Reasonable Country of Origin Inquiry:

In accordance with Rule 13p-1 and the Act, Midatech conducted an RCOI to determine whether any Conflict Minerals used in its products originated in the Covered Countries. Midatech’s review process took into account the fact that pharmaceutical manufacturing processes are complex, highly regulated, and vary widely from product to product. Midatech’s RCOI involved the review of its worldwide supply chain for components that contain these Conflict Minerals and the evaluation of the risk that these minerals are sourced from the Covered Countries. Midatech performed this work by contacting its supplier and using a questionnaire requesting information as to where the Conflict Minerals are sourced. Given Midatech’s position in the supply chain as a “downstream” company, it has to rely on its suppliers to conduct their own survey of their “upstream” supply chain in relation to the Conflict Minerals used in Midatech’s products.

Midatech reviewed its supplier’s response to its request for information regarding the source of its Conflict Minerals. As a result, Midatech believes its RCOI process was reasonably designed and performed in good faith.

Midatech’s supplier was unable to provide it with information regarding the country of origin or the smelters related to the Conflict Minerals incorporated into its products. As a result of the supplier’s inability to provide Midatech with this information, and although Midatech has no reason to believe that the Conflict Minerals included in its products originated in the Covered Countries, Midatech was unable to determine with certainty the country of origin of the Conflict Minerals in its products.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 6, 2019	MIDATECH PHARMA PLC

	By:	/s/ Stephen Stamp
	Name:	Stephen Stamp

	Title:	Chief Executive Officer & Chief Financial Officer